650 Town Center Drive, 20th Floor Costa Mesa, California 92626-1925 Tel: +1.714.540.1235 Fax: +1.714.755.8290 www.lw.com

September 14, 2021 VIA EDGAR AND OVERNIGHT DELIVERY	FIRM / AFFILIATE OFFICES
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Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Peter McPhun; Kristina Marrone; Ruairi Regan; Brigitte Lippmann

Re:	Orion Office REIT Inc. Draft Registration Statement on Form 10 Submitted July 21, 2021 CIK No. 0001873923

Ladies and Gentlemen:

On behalf of our client Orion Office REIT Inc., a Maryland corporation (the “Company”), and pursuant to the applicable provisions of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the rules promulgated thereunder, we are transmitting this letter in response to comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated August 17, 2021, relating to the above referenced Draft Registration Statement on Form 10 (the “Registration Statement”), which was initially submitted to the Commission on a confidential basis on July 21, 2021 (the “Draft Submission”). We are submitting this letter via EDGAR, and the Company intends to confidentially submit an amended Registration Statement on Form 10, which will include, among other changes, the changes excerpted below to be made in response to the Staff’s comment (the “Amended Registration Statement”).

For ease of review, we have set forth below, in italics, each of the numbered comments in the Staff’s letter, followed by the Company’s responses thereto. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the Amended Registration Statement and all references to page numbers in such responses are to page numbers in the Amended Registration Statement.

September 14, 2021

General

1.	We note your disclosure on page 190 that you own 100% of the outstanding common units of Orion LP. However, you also disclose that Orion LP is authorized to issue convertible units, such as LTIP Units, Performance Units and Preferred Units. Please clarify your ownership structure and, if known, quantify the expected percentage ownership of Orion LP to be held by you, your affiliates and other entities.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosures on pages 204 of the Amended Registration Statement to clarify that Orion LP will be a wholly-owned subsidiary of the Company at the time of the Distribution, and that, while the LTIP Units, Performance Units and Preferred Units will be available for issuance in the future, none are anticipated to be issued at the time of the Distribution.

2.	Please clarify how you intend to contribute office properties to Orion. Disclose if any holders of units or other interests of Realty Income, L.P. will be entitled to receive any Orion LP units or any other form of compensation in connection with the spinoff.

Response:

The Company respectfully acknowledges the Staff’s comment and has revised the disclosures on pages 69-71 of the Amended Registration Statement to clarify that (1) the contribution of Office Properties is anticipated to be achieved through a combination of direct transfers of certain Office Properties from Realty Income or its subsidiaries to the Company or its subsidiaries and transfers of 100% of the equity interests in then-existing subsidiaries from Realty Income Corporation or its subsidiaries that own certain Office Properties to Orion or its affiliates, (2) neither Realty Income nor any of its affiliates (including Realty Income L.P.) will be entitled to receive any Orion LP units in connection with the contributions of the office properties, and (3) the only compensation to be received by Realty Income and its subsidiaries for the contribution of the Office Properties to the Company and its subsidiaries shall be the $425.0 million to be distributed to Realty Income in accordance with the Separation and Distribution Agreement.

Business and Properties

Our Company, page 104

3.	We note that you intend to classify each of your properties as "core" or "non-core" and selectively dispose of non-core properties in the portfolio that do not fit your investment evaluation framework. Please disclose which properties are considered noncore, to the extent that they have been identified as such.

Response: The Company respectfully acknowledges the Staff’s comment and, after further consideration, the Company has reevaluated its disclosures related to the Company’s investment evaluation framework, and has determined to remove the distinction between “core” and “non-core” properties. The Company’s management intends to regularly assess each of the properties within its portfolio, including with respect its existing leases, future leasing opportunities, geographic market, and marketability for sale, as well as how each property contributes to the portfolio as a whole, and any strategic determinations with respect to any given property within the portfolio may change as new facts or developments arise (including prior to and following the Distribution). The Company has revised the disclosures on pages 8, 111-112 and 122 of the Amended Registration Statement to revise the descriptions of the Company’s investment evaluation framework and how it intends to apply that framework to its portfolio.

September 14, 2021

Index to Financial Statements, page F-1

Please update the financial statements and all relevant financial disclosures to comply with Rule 3-12 of Regulation S-X.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 79-92, 95-110 F-24-28 and F-55-59 of Amended Registration Statement in response.

*      *      *      *      *

We hope that the foregoing has been responsive to the Staff’s comments and look forward to resolving any outstanding issues as quickly as possible. Please do not hesitate to contact me at 714-755-8172 with any questions or further comments you may have regarding this submission or if you wish to discuss the above.

Sincerely,

/s/ William Cernius
William Cernius
of LATHAM & WATKINS LLP

Enclosures

cc: (via e-mail)

Sumit Roy, Chief Executive Officer, Orion Office REIT Inc.

Michelle Bushore, Secretary, Orion Office REIT Inc.

Darren Guttenberg, Latham & Watkins LLP